SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April 2003

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐     No ☒

Dividend Payment for the Financial Year 2002

The Annual Shareholders’ Meeting held on 16 April 2003 decided to pay the following dividend:

For each share with a par value of CHF 1.-	CHF 0.60
Less 35% withholding tax	(CHF 0.21)

Net dividend payment	CHF 0.39

The shareholders will receive payment of the dividend value date 28 April 2003.

Chéserex, 17 April 2003

Adecco SA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated: 15 April 2003	By:	/s/ Felix Weber
Felix Weber Chief Financial Officer

Dated: 15 April 2003	By:	/s/ Hans R. Brütsch
Hans R. Brütsch Corporate Secretary

Attached:

—Announcement for Dividend Payment for the Financial Year 2002